FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a or 15d - 16 of
the Securities Exchange Act of 1934

Press Release issued on July 24, 2002

EuroTel Bratislava, a.s.
(Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorská 100/A
831 03 Bratislava
Slovak Republic
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                               No         ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

EuroTel Bratislava, a.s.

Press Release

EuroTel’s Third Generation (UMTS) License Details

Bratislava, SLOVAKIA, July 24, 2002 – On July 2, 2002, EuroTel Bratislava, a.s., (“EuroTel”) announced that the Telecommunications Office of the Slovak Republic awarded EuroTel a license for the implementation and operation of a public mobile telecommunication network (the “license”) based on the Universal Mobile Telecommunications System (“UMTS”) standard.

The license became effective on July 16, 2002 and is valid through 2022, at which point EuroTel will have the option to renew the license. EuroTel will commence providing UMTS services no later than 30 months from the date on which the UMTS frequency is released to it. EuroTel anticipates the release of the UMTS frequency to occur, in accordance with the license, no later than September 30, 2003. The cost of the license is Sk 1,499 million, of which Sk 500 million will be payable in mid-August 2002 and the remaining Sk 999 million is due on December 2, 2002. EuroTel will fund the payments required under the license from surplus cash carried on the balance sheet as of June 30, 2002.

For more information, contact:

Ivan Bošnák	Can Önen
Chief Financial Officer	Investor Relations
+421-2-4955-5114	+1-212-983-1702 x212
bosnaki@eurotel.sk	investor_relations@eurotel.sk

Or consult our web page at: http://www.eurotel.sk

EuroTel (www.eurotel.sk) is a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications services and managed data network services As of June 30, 2002, 1 052 006 active customers were using the services provided by EuroTel, of which 773 687 were active users of prepaid cards. EuroTel’s GSM and NMT mobile networks cover approximately 98% of the Slovak Republic’s 5.4 million population. EuroTel is owned 51% by Slovak Telecom (http://www.telecom.sk), a subsidiary of Deutsche Telekom AG (Frankfurt, Amtlicher Handel: DTE / NYSE: DT; http://www.telekom.de), and 49% by Atlantic West B.V., a joint venture between subsidiaries of Verizon Communications (NYSE: VZ; http://www.verizon.com) and AT&T Wireless Services, Inc. (NYSE: AWE; http://www.attws.com).

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EuroTel Bratislava, a.s.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EuroTel Bratislava, a.s.
Date: July 26, 2002

By:    /s/    ROBERT CHVATAL
          ______________________________________
Robert Chvatal
Chief Executive Officer

By:    /S/    IVAN BOSNAK
          ______________________________________
Ivan Bosnak
Chief Financial Officer

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